REUZEit, Inc.



ANNUAL REPORT

28381 Vincent Moraga Dr.

Temecula, CA 92590

(858) 500-6178

https://www.reuzeit.com

This Annual Report is dated May 1, 2023.

BUSINESS

REUZEit blends Circular Economics and Surplus Asset Management (CE-SAM) to provide industry-leading technology and services to an organization's surplus assets. REUZEit delivers end-to-end solutions to pick-up, inventory, warehouse, and recondition to resell or redeploy high value-highly technical surplus equipment. The REUZEit platform provides transparent reporting and sustainability data while delivering net positive cash flows to your sustainability goals.

Many large organizations these days are prioritizing organic productivity and sustainability; REUZEit is a partner with some of the largest Life Science companies in the world, and we know it's not as simple as just selling everything. That's why we developed easy redeployment software that is integrated with your organization's intranet for single sign-on simplicity.

REUZEit Inc. was started in 2010 by brothers Justin and Ryan Andrews and incorporated in 2014. In 2019, Justin moved to The Netherlands to start another REUZEit location that serves our clients in the EU. REUZEit B.V. is 100% owned by Ryan Andrew, is a separate entity that works together closely, as we share the same clients, software, and operations for tax purposes.

REUZEit also opened our first franchise in the UK in 2020, owned and operated by BioPharma Auctions, LTD, and this location is also fully integrated with REUZEit operations, serving our client locations in the UK.

Active Litigation - Zabala, Case No. CVSW2204097; Mercado, Case No. CVSW2204452, Riverside Superior Court: REUZEit has open actions from previous employees regarding wage and hour issues among others, and is actively utilizing our active EPLI policy to settle this matter out of court. We believe the amount sought by the former employees is nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should likely be resolved through mediation. Case management conferences are set for January 2023.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Result of operations

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $6,575,640, an increase compared to fiscal year 2021 revenue of $6,575,640. The increase was largely due to a pickup in activity with our large clients caused by the slowing of the pandemic. Revenues from equipment sales in 2022 decreased slightly compared to 2021 and represented about 60% of total revenue in 2022. Revenue from services in 2022 increased 126% compared to 2021 and represented about 40% of total revenue in 2022.

Cost of sales

Cost of sales in 2021 was $3,117,614, a slight decrease of $73,154 from costs of $3,190,768 in 2020. The reduction is minimal and is a result of the small decrease in overall revenue from

2021 versus 2020.

Gross margins

2021 gross profit decreased slightly by $236,098 from 2020 gross profit and gross margins as a percentage of revenues decreased from 53.7% in 2020 to 52.6% in 2021. This decrease was caused by small decreases in the high-margin sourcing, project management and storage services performed in 2021.

Expenses

The Company's expenses consist of, among other things compensation and benefits, warehousing leases and advertising and marketing. Operating expenses increased $746,617 in 2021 compared to 2020. Approximately $500,000 of this increase was due to increased compensation and benefit costs. To support future growth, the company hired 6 new employees in 2021, two in sales, and one each in marketing, business development, accounting and IT.

Historical results and cash flows:

The most cash flow (uses of cash) intensive aspects of our business over the last two years have been:

1. Payroll - Salaries, and benefits represent about 50% of our operating expenses

2. Warehouse Lease - The monthly lease payments of about $120,000 is our second largest recurring operational expense

3. Client Payment Terms - We also are on 30-75 day payment terms with our largest clients which can be a strain on cash flow

Cash Flow (sources of cash) has been historically generated in the following manner:

1. Cash from Operations- The Company has generated almost all of its cash till now from the normal operations of the business

2. SBA Loan- The only significant amount of cash not generated from operations till now is from a $1.4 Million dollar SBA loan secured from First Citizens Bank. The loan closed in December of 2021 and has a 10-year payback term.

Future State

The Company believes that the major impacts (sources and uses) on our cash flow will largely remain the same with the following exceptions:

1. Operating Expenses- With scale and growth the Company believes that operating expenses will decrease as a percentage of revenues

2. Growth Investments- The company will use cash to make strategic investments to support

future growth, particularly in the areas of IT, marketing and additional key personnel.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $327,379.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA
Amount Owed: $1,400,000.00
Interest Rate: 7.0%
Maturity Date: January 01, 2032

Creditor: Justin Andrews & Ryan Andrews
Amount Owed: $250,000.00
Interest Rate: 0.0%

In 2021, the Company received two loans in the aggregate amount of $250,000 from shareholders and Chief Innovation Officer, Ryan Andrews and the founder and the CEO, Justin Andrews. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Creditor: Justin Andrews
Amount Owed: $77,754.00
Interest Rate: 15.0%
Maturity Date: January 1, 2032

On December 8, 2021, the Company entered into a promissory note agreement the founder and the CEO, Justin Andrews in the amount of EUR 55,728. Interest accrued on this note shall be payable at a fixed per annum rate of 15%, until such time as this note is paid in full. The maturity date is set to January 1, 2032. As of December 31, 2022, the outstanding balance of the note is $89,417.

Creditor: Andrews Enterprises LLC

Amount Owed: $27,665.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

In 2021, the Company received a loan from one of the related party, Andrew Enterprise, in the amount of $27,665. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the note is $27,665.

Creditor: Justin Andrews

Amount Owed: $75,593.25

Interest Rate: 15.0%

Maturity Date: January 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin Andrews
Justin Andrews's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: July, 2010 - Present

Responsibilities: Justin leads REUZEit in the USA and a franchise branch in The Netherlands. Justin does not earn a salary from REUZEit Inc; he owns 50% of REUZEit Inc and 100% of REUZEit BV in the Netherlands. He earns salary from the Netherlands Franchise, which is a separate entity. Justin leads our awesome team with vision and direction for the overall strategy. His special project is overseeing the development of REUZEit's next software platform. As the main anchor who knows every part of the company, Justin also provides some operations advise or technical service help when needed.

Name: Ryan Andrews
Ryan Andrews's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Innovation Officer
Dates of Service: November, 2010 - Present

Responsibilities: Branding and marketing direction, c-level client relationships, and project and pickup direction. Ryan earns $300,000 per year in salary and owns 50% of REUZEit Inc

Name: Casi Mayo
Casi Mayo's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operations Officer
Dates of Service: January, 2019 - Present

Responsibilities: Direction and management of Operations, Finance/Accounting, Legal, IT, Processing, Service, and warehouse. Casi earns $180,000 per year salary and does not own equity in REUZEit Inc

Name: Dave Ward

Dave Ward's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Strategy Officer
Dates of Service: October, 2020 - Present

Responsibilities: Leadership, operational strategy and direction, Client management, advisement and direction at every place in the company. Dave earns $150,000 in salary and does not own equity in REUZEit Inc

Other business experience in the past three years:

Employer: TriVista Consulting
Title: Consultant - Senior Advisor
Dates of Service: September, 2017 - December, 2020

Responsibilities: Management consultant for private equity specialising in supply chain management, strategic planning, operations, global sourcing, product development, product management and "Go-To-Market Strategies"

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Justin Andrews
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 40.0

Title of class: Common Stock
Stockholder Name: Ryan Andrews
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: REUZEit BV
Names of 20% owners: Justin Andrews
Relationship to Company: REUZEit BV has shared ownership (Justin Andrews) with REUZEit Inc
Nature / amount of interest in the transaction: REUZEit Inc. performs services for REUZEit BV (a related party). The amount payable from REUZEit BV to REUZEit Inc was $546,442 as of 12/31/2022
Material Terms: Terms are per a Transfer Pricing Agreement

Name of Entity: Andrews Enterprises LLC
Names of 20% owners: Ryan Andrews & Justin Andrews
Relationship to Company: Andrews Enterprise is a related company with common ownership
Nature / amount of interest in the transaction: As of 12/31/2022 REUZEit Inc owes Andrews Enterprises LLC $111,182

Material Terms: There is no formal loan agreement in place

Name of Entity: ANDbio UK LTD
Names of 20% owners: Justin Andrews
Relationship to Company: ANDbio UK is a related party with common ownership with REUZEit Inc.
Nature / amount of interest in the transaction: As of 12/31/2022 ANDbio UK LTD owed REUZEit Inc. $139,333

Material Terms: There is no formal loan agreement in place

Name of Entity: Justin Andrews
Relationship to Company: Director
Nature / amount of interest in the transaction: $89,417 Promissory Note with an interest rate of 15% per annum.

Material Terms:

OUR SECURITIES

Common Stock

The amount of security authorized is 60,000,000 with a total of 50,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

The total number of shares outstanding on a fully diluted basis, 50,000,000 shares, includes 40,000,000 shares of Common Stock and 10,000,000 shares of options (3,162,266 issued shares and 6,837,734 unissued shares).

Phantom Shares Class Stock

The amount of securities outstanding is 3,162,266.

Material Rights

REUZEIT, INC. PHANTOM STOCK BENEFIT PLAN

1. Establishment; Purpose.

(a) REUZEit, Inc., a California corporation, (the "Company") hereby establishes the REUZEit, Inc. Phantom Stock Benefit Plan (the "Plan"), effective as of December 12, 2020 (the "Effective Date").

(b) The purpose of the Plan is to provide incentives to selected employees of the Company relating to the success of the Company through the grant of Phantom Stock (as defined below).

2. Definitions.

(a) "Award Agreement" means an Employee Phantom Stock Award Agreement in a form authorized by the Company.

(b) "Directors" means the members of the Company's Board of Directors.

(c) "Cause" means, unless otherwise defined in a Participant's employment agreement, the occurrence of any of the following events: (i) any willful and continued failure or refusal of a Participant to perform the duties assigned to the Participant; (ii) a Participant's indictment, conviction of, or a plea of nolo contendere to, a felony under U.S. law or applicable state law or any similar offense under non-U.S. law, or any misdemeanor or similar offense under non-U.S. law involving moral turpitude; (iii) a Participant's willful commission of an act of fraud, forgery, theft, misappropriation or embezzlement; (iv) any other willful misconduct by a Participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company; or (v) any material breach by the Participant of any agreement (including an Award Agreement) to which the Participant and the Company, or any of its subsidiaries and affiliates, are both parties.

(d) "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(e) "Exit Event" means: (i) a change in the ownership or control of the Company effected through a transaction or series of related transactions (other than an offering of securities to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act of 1934, as amended (the "Exchange Act")), other than an affiliate, directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the securities outstanding immediately after such acquisition; or (ii) the sale or conveyance of all or substantially all of the assets of the Company to a person who is not an affiliate.

(f) "Participant" means an individual who is granted and accepts a Phantom Stock award under the Plan.

(g) "Phantom Stock" means awards granted under the Plan giving a Participant the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, an amount in cash relative the appreciation of each share of vested Phantom Stock held upon the occurrence of a Payment Event as determined by the Company in its sole discretion in accordance with the terms of the Plan.

(h) "Section 280G" means Section 280G of the Code and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(i) "Section 409A" means Section 409A of the Code and the rules and regulations promulgated thereunder, as they may be amended from time to time.

3. Administration.

(a) The Plan shall be interpreted and administered by the Directors, provided that the Directors may delegate such administrative duties to a compensation committee or any other committee (and all references to the Directors in the Plan shall include any authorized delegates of the Directors), whose actions shall be final and binding on all persons, including the Participants, and shall be given the maximum deference permitted by law.

(b) The Directors (or applicable committee), in their sole discretion, shall have the power, subject to and within the limitations of the express provisions of the Plan, to:

(i) Determine from time to time which persons shall be designated as Participants entitled to participate in the Plan and the number and terms of the Phantom Stock granted;

(ii) Make determinations and interpretations required under the Plan, including the amount of any payments to Participants;

(iii) Establish rules and regulations it deems necessary or desirable for the administration of the Plan;

(iv) Exercise all authority granted to it hereunder; and

(v) Correct any defect, supply any omission and/or reconcile any inconsistency in the Plan or any Award Agreement.

(c) The Directors (or the applicable committee) shall not be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or any payment paid hereunder, and all of the Directors (or the applicable committee) shall be fully indemnified and held harmless by the Company or its successor in respect of any such action, determination or interpretation.

4. Terms and Conditions of the Awards.

(a) Each Phantom Stock granted under the Plan shall be evidenced by an Award Agreement in a form approved by the Directors, specifying the number of Phantom Stock granted, vesting conditions, grant date and such other terms and conditions as specified by the Directors consistent with the Plan. Each Award Agreement shall be subject to the applicable terms of the Plan.

(b) Subject to the applicable Award Agreement, upon an Exit Event, each outstanding Phantom Stock shall be treated in accordance with the Award Agreement with respect to the treatment of vested and unvested Phantom Stock.

(c) Subject to the applicable Award Agreement, upon a Participant's termination of employment with the Company for any reason (whether by the Company or by the Participant) unvested Phantom Stock is forfeited without consideration.

(d) Each Phantom Stock granted under the Plan shall be nontransferable.

5. Amendment or Termination of the Plan. The Directors, at any time, and from time to time, may amend or terminate the Plan in any manner in its sole discretion, provided that termination of the Plan or any amendment thereof shall not materially adversely affect any Phantom Stock previously granted under the Plan without the consent of the holders of a majority of the then issued and outstanding Phantom Stock.

6. Securities Compliance. The Plan is intended to be a written compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act of 1933. A Phantom Stock shall not be effective unless such Phantom Stock is in compliance with all applicable federal and state

securities laws, rules and regulations of any governmental body, as they are in effect on the date of grant of the Phantom Stock and also on the date of exercise or other issuance. The Company shall be under no obligation to register any securities with respect to the Plan with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

7. No Guarantee of Future Service. Selection of an individual as a Participant under the Plan shall not provide any guarantee or promise of continued service of the Participant with the Company or any of its subsidiaries and affiliates, and the Company retains the right to terminate the employment of any employee at any time, with or without Cause, for any reason or no reason, except as may be restricted by law or contract.

8. Withholding. All payments under the Plan shall be subject to withholding of all applicable taxes under federal, state or other applicable law.

9. Section 280G. Notwithstanding anything else contained in the Plan or an Award Agreement to the contrary, in no event shall the vesting of any Phantom Stock be accelerated under the Plan or the Award Agreement to an extent or in a manner so that such vesting, together with any other compensation and benefits provided to or for the benefit of the Participant, under any other plan or agreement of the Company or any of its subsidiaries and affiliates, would result in the loss of deductions by the Company for federal income tax purposes due to the application of Section 280G or any other similar applicable law, each to the extent applicable. If a holder of a Phantom Stock would be entitled to benefits or payments hereunder (along with payments and benefits under any other plan or program) that would constitute "parachute payments" as defined in Section 280G, then the Company shall reduce or eliminate such parachute payments in the following order so that the Company is not denied federal income tax deductions for any "parachute payments" because of Section 280G: (i) cash severance benefits shall be reduced or eliminated first, (ii) then any accelerated vesting of Phantom Stock shall be reduced or eliminated or waived, in reverse order of date of grant, and (iii) finally any other benefits to which the Participant is or may be entitled shall be reduced or eliminated. Notwithstanding the foregoing, if a Participant is a party to an employment or other agreement with the Company or is a participant in a severance program sponsored by the Company or any of its subsidiaries and affiliates that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar provision), the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to the Phantom Stock held by that Participant.

10. Funding. Nothing in the Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

11. Nonassignability. To the maximum extent permitted by law, a Participant's rights or benefits under the Plan shall not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void.

12. Section 409A. Any payments with respect to an Award are intended to be exempt from or

comply with Section 409A so that none of the payments to be provided hereunder shall be subject to the additional tax imposed under Section 409A. Any ambiguities or ambiguous terms herein shall be interpreted to the extent possible such that any amounts deferred under the Plan shall be exempt from or so comply with the requirements of Section 409A. Notwithstanding anything in the Plan to the contrary, the Company reserves the right, in its sole discretion and without the consent of any Participant, to take such reasonable actions and make any amendments to the Plan as it deems necessary, advisable or desirable to comply with Section 409A or to otherwise avoid income recognition under Section 409A or imposition of any additional tax prior to the actual payment of any amounts under the Plan. Any payments under the Plan that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under the Plan will be treated as a separate payment. Any payments to be made under the Plan upon a termination of employment will be made only upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under the Plan comply with Section 409A, and in no event will the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A.

13. Effective Date; Term of Plan. The Plan shall become effective on the Effective Date. The Plan shall remain in effect until it is revised or terminated by further action of the Directors (or applicable committee).

14. Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

15. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) The Plan and any Award Agreement shall be governed by and construed in accordance with the laws of California without giving effect to the conflict of laws provisions thereof. As any controversy which may arise under or relate to the Plan or an Award Agreement is likely to involve complicated and difficult issues, the Company agrees and, by accepting an award of Phantom Stock under the Plan, each Participant agrees to IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER ARISING OUT OF, RELATED TO OR IN CONNECTION WITH THE PLAN OR AN AWARD AGREEMENT AND AGREE THAT THEY SHALL NOT SEEK A TRIAL BY JURY IN ANY SUCH PROCEEDING.

(b) Any dispute under the Plan or any Award Agreement shall be required to be resolved by binding arbitration through JAMS. If the parties cannot agree on an JAMS arbitrator, each party shall select one JAMS arbitrator and both selected arbitrators shall then select a third JAMS arbitrator. The third arbitrator so selected shall arbitrate the dispute. The arbitration shall be governed by the rules of the American Arbitration Association then in force and effect. Determinations of the arbitrator shall be final and binding on the parties, and may be entered for judgment in any court of competent jurisdiction. The language of the arbitration shall be English. The place of arbitration shall be in Riverside County, California. Each party shall pay its own expenses of such arbitration and all common expenses of such arbitration shall be borne equally by the Participant and the Company. Notwithstanding the foregoing, the parties may petition a court for specific performance or for emergency or temporary injunction relief pending resolution of any claim relating to the Plan or an Award Agreement, and this Section 15(b) shall not require the arbitration of an application for such specific performance or emergency or temporary injunctive relief by either party pending arbitration; provided, however, that the remainder of any such dispute beyond the specific performance or emergency or temporary injunctive relief shall be subject to arbitration under this Section 15(b).

(c) Nothing in the Plan or any Award Agreement should be interpreted as restricting or prohibiting Participants from filing a charge or complaint with the U.S. Equal Employment Opportunity Commission, the National Labor Relations Directors, the Department of Labor, the Occupational Safety and Health Commission, or any other federal, state, or local administrative agency charged with investigating and/or prosecuting complaints under any applicable federal, state or municipal law or regulation (except that each Participant acknowledges that he or she may not recover any monetary benefits in connection with any such claim, charge or proceeding). A federal, state, or local agency would also be entitled to investigate the charge in accordance with applicable law. However, any dispute or claim that is covered by this Section 15 but not resolved through the federal, state, or local agency proceedings must be adjudicated in accordance with Section 15(b).

16. Notices. Any notice, demand, consent, election, offer, approval, request or other communication (collectively a "notice") required or permitted under the Plan or the applicable Award Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, facsimile message, email or recognized overnight courier. A notice must be addressed to the Participant at the Participant's last known address on the records of the Company or if sent by facsimile or email, to the fax number or email address of the Participant maintained on the records of the Company. Notices to the Company shall be addressed to:

REUZEit, Inc.

28381 Vincent Moraga Drive

Temecula, CA 92590

With electronic copy to: justin.andrews@REUZEit.com and

ryan.andrews@REUZEit.com.

All notices shall be deemed to have been given (i) three (3) business days after the same are sent by certified or registered mail, postage prepaid, return receipt requested, (ii) when delivered by hand or transmitted by facsimile or email (with confirmation of transmission received) unless delivered on a day which is not a business day or after 5:00 pm recipient's time on a business day, in which case such notice shall be deemed to have been given on the next succeeding business day, or (iii) one business day after the same are sent by a reliable overnight courier service, with acknowledgment of receipt. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. Whenever any notice is required to be given by applicable law or the Plan or the applicable Award Agreement, a written waiver thereof signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

17. Successors and Assigns. The Plan shall be binding upon and shall inure to the benefit of the Company and its successors and assigns.

18. Clawback. Notwithstanding anything in the Plan to the contrary, all Phantom Stock granted under the Plan and any payments made with respect to such Phantom Stock pursuant to the Plan shall be subject to clawback or recoupment as permitted or mandated by applicable law, rules, regulations or Company policy as enacted, adopted or modified from time to time (any of the foregoing, a "Clawback Policy"). By accepting an award of Phantom Stock under the Plan, each Participant agrees and consents to the Company's application, implementation and enforcement of any Clawback Policy and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy or applicable law with respect to any Phantom Stock without further consent or action being required by the Participant.

The total number of shares outstanding on a fully diluted basis, 50,000,000 shares, includes 40,000,000 shares of Common Stock and 10,000,000 shares of options (3,162,266 issued shares and 6,837,734 unissued shares)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Biotech or Life Science industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, but NOT existing owners with a controlling stake in the company (or their immediate family members), may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased operational budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Client Concentration REUZEit generates a good portion of its business from a small number of large clients. If REUZEit were to lose one or more of these clients it could negatively impact its business. REUZEit is mitigating this risk by actively expanding its client base. Potential Litigation Regarding ongoing litigation issues, REUZEit has open action from a previous employee regarding wage and hour issues among others and is actively utilizing our active EPLI policy to settle this matter out of court. The amount sought by the former employee if nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should be resolved through mediation. Active Litigation Zabala, Case No. CVSW2204097; Mercado, Case No. CVSW2204452, Riverside Superior Court: REUZEit has open actions from previous employees regarding wage and hour issues among others, and is actively utilizing our active EPLI policy to settle this matter out of court. We believe the amount sought by the former employees is nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should likely be resolved through mediation. Case management conferences are set for January 2023.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

REUZEit, Inc.

By /s/ *Justin Andrews*

   Name: REUZEit, Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CEO Financial Certification- REUZEit Inc.

I, Justin Andrews, the Chief Executive Officer of REUZEit Inc., hereby certify that the financial statements of REUZEit Inc. and notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company filed an extension for its Federal and California 2022 tax returns and therefore taxable income and total taxes are not known at the time of this filing.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2023 (Date of Execution).

_____ (Signature)

CEO
_____ (Title)

Apr 28, 2023
_____ (Date)

REUZEit Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	7,377.50
FCB 1628 Operating	78,378.11
FCB 1636 Merchant	100.00
FCB 1644 Reserve	155,988.23
GBC Checking 1642	11,483.50
PayPal Bank	6,561.85
PNC MM 5573 (deleted)	67,541.58
PNC OP 4925	47,806.54
REUZEit Checking WF 4356	3,703.39
Total Bank Accounts	**$378,940.70**
Accounts Receivable	
Accounts Receivable (A/R)	713,163.76
Total Accounts Receivable	**$713,163.76**
Other Current Assets	
Loans Receivable	
Loan Receivable - ANDbio UK	139,333.44
Loan Receivable - REUZEit (US)	46,148.58
Loan Receivable - to REUZEit BV	346,659.52
Total Loans Receivable	**532,141.54**
Prepaid Expenses	37,179.66
Prepaid Insurance	51,640.46
Prepaid Lease Commission	78,732.98
Total Prepaid Expenses	**167,553.10**
Undeposited Funds	7,482.78
Total Other Current Assets	**$707,177.42**
Total Current Assets	**$1,799,281.88**

REUZEit Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Assets	
Accumulated Depreciation	-253,457.04
Forklift	22,393.63
Furniture & Equipment	28,672.93
Intangible Assets	
Accumulated Amortization	-23,992.00
Intangible Assets - ERP	234,086.76
Total Intangible Assets	**210,094.76**
Office Computers	5,886.00
Tenant Improvement Allowance	136,987.48
Vehicles	64,499.80
VM Building Improvements	17,410.06
Total Fixed Assets	**$232,487.62**
Other Assets	
Security Deposits	132,584.14
Total Other Assets	**$132,584.14**
TOTAL ASSETS	**$2,164,353.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	221,829.20
Total Accounts Payable	**$221,829.20**
Credit Cards	
BBVA Parent CC - 6174	-351,660.00
Frank Credit Card BBVA 8057 (deleted)	28,616.29
Jonah Credit Card BBVA 1489 (deleted)	1,015.53
Jonah Credit Card BBVA 3588	236,421.43
Justin Credit Card BBVA 6257 (deleted)	20,195.87
Renee Credit Card 1861 (deleted)	545.78
Richard Credit Card BBVA 6556 (deleted)	35,035.90
Ryan A Credit Card BBVA 6240	46,639.69
Total BBVA Parent CC - 6174	**16,810.49**

REUZEit Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Total Credit Cards	**$16,810.49**
Other Current Liabilities	
Consignments Payable	7,382.09
Abbott Labs Account	41,285.45
Active Motif Account	206.00
Adaptimmune Account	-221.47
ALT Account	18,926.59
Amrel Account	-76.30
Argonaut Account	8,907.37
Arrhenius Account	1,097.31
Axis Pharma Account	10,530.00
BioMarin Program	186,842.00
bioMONTR Labs Account	10,512.60
Bioserv Account	1,544.62
Combimatrix Account	-157.70
Flourense Account	2,894.00
Fluores Probe Account	3,230.27
Hologic	1,260.00
John Reed Account	424.45
Kite SAM Program	176,346.00
Lab Fellows	4,887.50
Lobob Labs Account	25,563.00
LumiraDX Account	4,311.00
Nathan Cole Account	-10,095.00
SQC Labs, Inc.	1,714.00
Synthetic Biomolecules	3,407.49
Thermo Fisher Program	262,367.63
Travis Beck Account	-1,604.01
Yulex Account	217.00
Total Consignments Payable	**761,701.89**
COVID SBA Loan Payable	150,000.00
FSA Payable	1,672.12
Loan Payable - Andrews Enterprises	28,390.06
Other Current Liabilities	11,833.52
Sales Tax Payable	7,622.79
Security Deposits - Sublease	167,244.00
Total Other Current Liabilities	**$1,128,464.38**
Total Current Liabilities	**$1,367,104.07**

REUZEit Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
CIT Capital Loan	13,556.89
European Expansion	77,753.64
Loan from Shareholders	169,723.47
Total Long-Term Liabilities	**$261,034.00**
Total Liabilities	**$1,628,138.07**
Equity	
Owner's Draw & Personal Expenses	3,064.30
Retained Earnings	811,819.47
Net Income	-278,668.20
Total Equity	**$536,215.57**
TOTAL LIABILITIES AND EQUITY	**$2,164,353.64**

REUZEit Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Sale of Equipment	4,173,498.10
Discounts given	-5,898.00
Legacy Equipment	217,723.42
Sourcing Income	140,479.00
Total Sale of Equipment	**4,525,802.52**
Services	539,042.32
Pick Up Income	205,776.07
Processing Revenue	170,096.61
Project Income	307,494.00
Recycling Income	185,545.62
Redeployment Fee	53,224.65
Rental Income	102,857.46
Service Work Order	1,572.11
Storage Income	17,618.00
Total Services	**1,583,226.84**
Shipping Income	292,449.31
Delivery Fee Income	19,310.18
Total Shipping Income	**311,759.49**
Total Income	**$6,420,788.85**
Cost of Goods Sold	
Commissions	
Nonemployee Commission	15,850.24
Total Commissions	**15,850.24**
Cost of Goods Sold	2,168,850.97
Repairs to equipment sold	70,396.99
Sourcing - COGS	100,915.99
Supplies & Materials - COGS	74,830.99
Total Cost of Goods Sold	**2,414,994.94**
Cost of labor - COS	
Outside Labor	12,006.36
Pick Up Cost	156,821.67
Pick Up Freight Insurance	32.00
Pickups - Outside Labor	4,496.83
Total Pick Up Cost	**161,350.50**

	TOTAL
Projects - COS	
Project - Meals	4,936.47
Project - Supplies	12,519.43
Project - Travel	25,662.60
Projects - Other (deleted)	2,849.01
Projects - Vehicles Costs	
Fuel Costs	4,228.56
Maintenance Costs	13,983.10
Rental Costs	22,422.44
Truck Maintenance (deleted)	257.37
Vehicles Insurance	6,873.50
Total Projects - Vehicles Costs	**47,764.97**
Projects - Vendors	39,276.56
Total Projects - COS	**133,009.04**
Recycling Cost	159,899.95
Total Cost of labor - COS	**466,265.85**
Shipping	5,506.50
Shipping, Freight & Delivery - COS	187,540.29
International Shipping Cost	89,585.48
Shipping Insurance	1,432.00
Total Shipping, Freight & Delivery - COS	**278,557.77**
Transaction Fees	233.95
eBay Fees	84,940.61
Merchant/Bankcard Fees	24,432.40
PayPal Fees	6,094.64
Total Transaction Fees	**115,701.60**
Total Cost of Goods Sold	**$3,296,876.90**
GROSS PROFIT	**$3,123,911.95**
Expenses	
Business Development	68,504.59
Dues & Subscriptions	45,918.89
Insurance	61,522.80
Interest Expense	19,166.75
Job Supplies (deleted)	431.72
Marketing	141,837.11
Office Equipment	6,794.64
Office Expenses	38,204.21

REUZEit Inc

Profit and Loss

January - December 2021

	TOTAL
Other Business Expenses	87,206.18
Bank Charges & Fees	35,604.43
Meals	1,849.87
Uniforms	2,285.70
Total Other Business Expenses	**126,946.18**
Professional Services	318,445.25
Legal	39,811.96
Total Professional Services	**358,257.21**
Purchases	
Warehouse Expenses - PLEASE DONT USE	51,586.26
Total Purchases	**51,586.26**
Rent & Lease	381,527.05
Utilities	8,427.92
Electric	50,735.36
Gas	3,520.92
Internet	4,461.61
Security Bldg. Alarm	194.14
Telecomunications	13,171.67
Water	5,237.97
Total Utilities	**85,749.59**
Warehouse Expenses	38,035.37
Total Rent & Lease	**505,312.01**
Repairs & Maintenance	22,427.34
Salaries & Wages	1,329,703.86
Health/Dental Insurance	62,936.50
Payroll Processing Fees	39,363.10
Payroll Tax Expense	134,300.16
Salaries & Wages - Officers	283,867.58
Staff Appreciation	28,622.56
Workers Comp Insurance	48,164.62
Total Salaries & Wages	**1,926,958.38**
Shipping, Freight & Delivery (deleted)	4,723.47
Software Dev and Maintenance	14,989.27
Storage (deleted)	2,195.88
Total Expenses	**$3,395,776.71**
NET OPERATING INCOME	**$ -271,864.76**
Other Income	
Interest Income (deleted)	340.61
Other Income	217,905.00
Total Other Income	**$218,245.61**

REUZEit Inc

Profit and Loss

January - December 2021

	TOTAL
Other Expenses	
Amortization Expense	23,992.00
Charitable Contributions	3,715.42
Depreciation Expense	160,284.00
Other Miscellaneous Expense	4,357.08
Penalties & Settlements	80.58
Taxes & Licenses	25,339.97
State Tax	7,280.00
Total Taxes & Licenses	**32,619.97**
Total Other Expenses	**$225,049.05**
NET OTHER INCOME	**$ -6,803.44**
NET INCOME	**$ -278,668.20**

REUZEit Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-278,668.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-363,965.62
Loans Receivable:Loan Receivable - ANDbio UK	-40.00
Loans Receivable:Loan Receivable - Andrews Enterprises (deleted)	48,235.01
Loans Receivable:Loan Receivable - REUZEit (US)	4,193.22
Loans Receivable:Loan Receivable - to REUZEit BV	54,537.67
Prepaid Expenses	-37,179.66
Prepaid Expenses:Prepaid Insurance	-51,640.46
Prepaid Expenses:Prepaid Lease Commission	-78,732.98
Accumulated Depreciation	189,832.00
Accounts Payable (A/P)	157,661.98
Amex Credit Card 2942	-1,790.00
BBVA Parent CC - 6174	-363,965.76
BBVA Parent CC - 6174:Frank Credit Card BBVA 8057 (deleted)	28,616.29
BBVA Parent CC - 6174:Jonah Credit Card BBVA 1489 (deleted)	1,015.53
BBVA Parent CC - 6174:Jonah Credit Card BBVA 3588	236,421.43
BBVA Parent CC - 6174:Justin Credit Card BBVA 6257 (deleted)	20,195.87
BBVA Parent CC - 6174:Renee Credit Card 1861 (deleted)	545.78
BBVA Parent CC - 6174:Richard Credit Card BBVA 6556 (deleted)	35,035.90
BBVA Parent CC - 6174:Ryan A Credit Card BBVA 6240	46,639.69
GBC LOC 3696	-117,066.00
Consignments Payable:Abbott Labs Account	-43,555.28
Consignments Payable:Active Motif Account	206.00
Consignments Payable:Adaptimmune Account	-621.47
Consignments Payable:ALT Account	-19,806.52
Consignments Payable:Amrel Account	-7,907.00
Consignments Payable:Arrhenius Account	294.00
Consignments Payable:Axis Pharma Account	2,312.00
Consignments Payable:BioMarin Program	163,017.00
Consignments Payable:bioMONTR Labs Account	1,647.00
Consignments Payable:Fluores Probe Account	720.00
Consignments Payable:Kite SAM Program	158,888.00
Consignments Payable:LumiraDX Account	4,311.00
Consignments Payable:Nathan Cole Account	-10,095.00
Consignments Payable:SQC Labs, Inc.	1,714.00
Consignments Payable:Thermo Fisher Program	133,515.87
Consignments Payable:Yulex Account	6,129.00
FSA Payable	1,672.12
Loan Payable - Andrews Enterprises	28,390.06
Other Current Liabilities	11,833.52
Sales Tax Payable	381.61
Security Deposits - Sublease	167,244.00

REUZEit Inc

Statement of Cash Flows

January - December 2021

	TOTAL
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**408,839.80**
Net cash provided by operating activities	**$130,171.60**
INVESTING ACTIVITIES	
Forklift	-22,393.63
Intangible Assets:Accumulated Amortization	23,992.00
Intangible Assets:Intangible Assets - ERP	-234,086.76
Office Computers	-5,886.00
Tenant Improvement Allowance	-136,987.48
Vehicles	-29,548.00
VM Building Improvements	-17,410.06
Security Deposits	-132,584.14
Net cash provided by investing activities	**$ -554,904.07**
FINANCING ACTIVITIES	
CIT Capital Loan	13,556.89
European Expansion	77,753.64
Loan from Shareholders	169,723.47
Loan Payable - PayPal	-15,157.46
Owner's Draw & Personal Expenses	228,148.64
Retained Earnings	-228,849.95
Net cash provided by financing activities	**$245,175.23**
NET CASH INCREASE FOR PERIOD	**$ -179,557.24**
Cash at beginning of period	565,980.72
CASH AT END OF PERIOD	**$386,423.48**

REUZEit Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	833.57
FCB 1628 Operating	3,760.37
FCB 1636 Merchant	135,348.94
FCB 1644 Reserve	161,570.62
PayPal Bank	379.76
REUZEit Checking WF 4356	25,485.61
Total Bank Accounts	**$327,378.87**
Accounts Receivable	
Accounts Receivable (A/R)	1,990,823.61
Total Accounts Receivable	**$1,990,823.61**
Other Current Assets	
Loans Receivable	
Loan Receivable - to REUZEit BV	564,442.12
Loan to Employees	3,000.00
Total Loans Receivable	**567,442.12**
Prepaid Expenses	33,867.11
Prepaid Insurance	37,622.94
Prepaid Lease Commission	62,443.46
Total Prepaid Expenses	**133,933.51**
Undeposited Funds	2,438.00
Total Other Current Assets	**$703,813.63**
Total Current Assets	**$3,022,016.11**
Fixed Assets	
Accumulated Depreciation	-253,457.04
Forklift	24,148.00
Furniture & Equipment	34,894.04

REUZEit Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Intangible Assets	
Accumulated Amortization	-23,992.00
Intangible Assets - Auction	21,309.00
Intangible Assets - CXML	41,971.49
Intangible Assets - ERP	450,008.91
Intangible Assets - GHG R&D	14,817.63
Total Intangible Assets	**504,115.03**
Office Computers	5,886.00
Tenant Improvement Allowance	39,165.00
Vehicles	64,499.80
VM Building Improvements	18,383.59
Total Fixed Assets	**$437,634.42**
Other Assets	
Security Deposits	132,584.14
Total Other Assets	**$132,584.14**
TOTAL ASSETS	**$3,592,234.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	426,514.04
Total Accounts Payable	**$426,514.04**
Credit Cards	
FCB Parent CC 8791	-473,998.20
Casi FCB CC 0140	54,608.54
Jeny FCB CC 1203	217,198.96
Jonah FCB CC 9944	46,725.33
Justin FCB CC 6583	14,746.51
Mike FCB CC 6926	17,251.45
Renee FCB CC 7935	7,512.19
Romeo FCB CC 1401	18,754.07
Ryan FCB CC 8817	123,209.71
Steve FCB CC 2258	10,544.41
Total FCB Parent CC 8791	**36,552.97**

REUZEit Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$36,552.97**
Other Current Liabilities	
Consignments Payable	5,601.38
Abbott Labs Account	17,308.75
Active Motif Account	225.00
Adaptimmune Account	-221.47
ALT Account	22,336.59
Amrel Account	1,811.70
Argonaut Account	11,172.37
Arrhenius Account	-3,873.16
Axis Pharma Account	10,228.00
BioMarin Program	328,863.22
bioMONTR Labs Account	10,512.60
Bioserv Account	1,544.62
Flourense Account	2,894.00
Fluores Probe Account	6,605.27
Gilead Sciences	34,727.00
Hologic	3,240.00
John Reed Account	5,733.70
Kite SAM Program	159,204.00
Leucadia Life Sciences	1,900.03
Lobob Labs Account	25,563.00
LumiraDX Account	12,487.00
Nathan Cole Account	450.00
Soligenix	21,226.00
SQC Labs, Inc.	3,130.00
Synthetic Biomolecules	3,623.49
Thermo Fisher Program	177,044.69
Yulex Account	-334.80
Total Consignments Payable	**863,002.98**
COVID SBA Loan Payable	148,538.00
FSA Payable	-1,587.81
Loan Payable - Andrews Enterprises	111,182.06
Other Current Liabilities	39,998.13
Payroll Tax Payable	-10,878.19
Sales Tax Payable	-13,390.69
Security Deposits - Sublease	167,244.00
Total Other Current Liabilities	**$1,304,108.48**
Total Current Liabilities	**$1,767,175.49**

REUZEit Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
European Expansion	89,416.68
Loan from Shareholders	69,824.10
SBA Loan - FCB	1,370,446.39
Total Long-Term Liabilities	**$1,529,687.17**
Total Liabilities	**$3,296,862.66**
Equity	
Common Stock - Start Engine	147,067.56
Retained Earnings	533,151.27
Net Income	-384,846.82
Total Equity	**$295,372.01**
TOTAL LIABILITIES AND EQUITY	**$3,592,234.67**

REUZEit Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
Sale of Equipment	3,399,681.74
Discounts given	-32,670.95
Legacy Equipment	335,635.43
Sourcing Income	212,426.15
Total Sale of Equipment	**3,915,072.37**
Services	718,732.54
Pick Up Income	230,188.34
Processing Revenue	230,127.00
Project Income	951,794.22
Recycling Income	515,808.89
Redeployment Fee	51,111.75
Rental Income	700,725.68
Storage Income	192,546.67
Total Services	**3,591,035.09**
Shipping Income	284,127.26
Delivery Fee Income	11,498.11
Total Shipping Income	**295,625.37**
Total Income	**$7,801,732.83**
Cost of Goods Sold	
Commissions	
Nonemployee Commission	30,300.00
Total Commissions	**30,300.00**
Cost of Goods Sold	1,666,737.13
Repairs to equipment sold	15,004.30
Sourcing - COGS	161,984.43
Supplies & Materials - COGS	71,087.52
Total Cost of Goods Sold	**1,914,813.38**
Cost of labor - COS	
Outside Labor	18,142.61
Pick Up Cost	179,396.02

REUZEit Inc

Profit and Loss
January - December 2022

	TOTAL
Projects - COS	
Project - Meals	1,954.90
Project - Supplies	3,034.27
Project - Travel	9,488.94
Projects - Vehicles Costs	
Fuel Costs	4,793.05
Maintenance Costs	19,162.64
Rental Costs	22,736.85
Vehicles Insurance	10,276.05
Total Projects - Vehicles Costs	**56,968.59**
Projects - Vendors	108,386.74
Total Projects - COS	**179,833.44**
Recycling Cost	307,722.16
Total Cost of labor - COS	**685,094.23**
Shipping, Freight & Delivery - COS	154,031.91
International Shipping Cost	43,177.48
Total Shipping, Freight & Delivery - COS	**197,209.39**
Transaction Fees	
Auction Fees	12,853.00
eBay Fees	100,432.84
Merchant/Bankcard Fees	35,198.02
PayPal Fees	5,713.35
Total Transaction Fees	**154,197.21**
Total Cost of Goods Sold	**$2,981,614.21**
GROSS PROFIT	**$4,820,118.62**
Expenses	
Business Development	156,368.34
Dues & Subscriptions	29,091.14
Insurance	100,301.40
Interest Expense	11,663.04
Marketing	324,363.32
Office Equipment	1,190.01
Office Expenses	65,964.92
Other Business Expenses	32,837.72
Bad Debt	5,100.00
Bank Charges & Fees	17,582.29
Business Property Tax	904.75
Meals	2,054.42
Uniforms	3,089.23
Total Other Business Expenses	**61,568.41**

REUZEit Inc

Profit and Loss

January - December 2022

	TOTAL
Professional Services	317,179.57
Legal	52,935.09
Total Professional Services	**370,114.66**
Rent & Lease	1,265,517.85
Utilities	
Electric	72,760.96
Gas	3,942.51
Internet	5,973.05
Security Bldg. Alarm	1,638.00
Telecomunications	20,125.04
Waste Services	4,768.06
Water	6,026.76
Total Utilities	**115,234.38**
Warehouse Expenses	64,432.37
Total Rent & Lease	**1,445,184.60**
Repairs & Maintenance	1,234.95
Salaries & Wages	1,697,822.16
Health/Dental Insurance	91,951.63
Shareholder Health Insurance	21,096.28
Total Health/Dental Insurance	**113,047.91**
Payroll Processing Fees	44,027.36
Payroll Tax Expense	161,746.40
Salaries & Wages - Officers	305,999.96
Staff Appreciation	18,474.68
Workers Comp Insurance	62,723.36
Total Salaries & Wages	**2,403,841.83**
Total Expenses	**$4,970,886.62**
NET OPERATING INCOME	**$ -150,768.00**
Other Income	
Other Income	27,002.90
Total Other Income	**$27,002.90**
Other Expenses	
Charitable Contributions	3,166.25
Interest on Bank Loans	66,370.95
Other Expense	190,902.70

REUZEit Inc

Profit and Loss

January - December 2022

	TOTAL
Taxes & Licenses	
State Tax	641.82
Total Taxes & Licenses	**641.82**
Total Other Expenses	**$261,081.72**
NET OTHER INCOME	**$ -234,078.82**
NET INCOME	**$ -384,846.82**

REUZEit Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-384,846.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,277,659.85
Loans Receivable:Loan Receivable - ANDbio UK	139,333.44
Loans Receivable:Loan Receivable - REUZEit (US)	46,148.58
Loans Receivable:Loan Receivable - to REUZEit BV	-217,782.60
Loans Receivable:Loan to Employees	-3,000.00
Prepaid Expenses	3,312.55
Prepaid Expenses:Prepaid Insurance	14,017.52
Prepaid Expenses:Prepaid Lease Commission	16,289.52
Accounts Payable (A/P)	204,684.84
BBVA Parent CC - 6174	351,660.00
BBVA Parent CC - 6174:Frank Credit Card BBVA 8057 (deleted)	-28,616.29
BBVA Parent CC - 6174:Jonah Credit Card BBVA 1489 (deleted)	-1,015.53
BBVA Parent CC - 6174:Jonah Credit Card BBVA 3588	-236,421.43
BBVA Parent CC - 6174:Justin Credit Card BBVA 6257 (deleted)	-20,195.87
BBVA Parent CC - 6174:Renee Credit Card 1861 (deleted)	-545.78
BBVA Parent CC - 6174:Richard Credit Card BBVA 6556 (deleted)	-35,035.90
BBVA Parent CC - 6174:Ryan A Credit Card BBVA 6240	-46,639.69
FCB Parent CC 8791	-473,998.20
FCB Parent CC 8791:Casi FCB CC 0140	54,608.54
FCB Parent CC 8791:Jeny FCB CC 1203	217,198.96
FCB Parent CC 8791:Jonah FCB CC 9944	46,725.33
FCB Parent CC 8791:Justin FCB CC 6583	14,746.51
FCB Parent CC 8791:Mike FCB CC 6926	17,251.45
FCB Parent CC 8791:Renee FCB CC 7935	7,512.19
FCB Parent CC 8791:Romeo FCB CC 1401	18,754.07
FCB Parent CC 8791:Ryan FCB CC 8817	123,209.71
FCB Parent CC 8791:Steve FCB CC 2258	10,544.41
Consignments Payable	-1,780.71
Consignments Payable:Abbott Labs Account	-23,976.70
Consignments Payable:Active Motif Account	19.00
Consignments Payable:ALT Account	3,410.00
Consignments Payable:Amrel Account	1,888.00
Consignments Payable:Argonaut Account	2,265.00
Consignments Payable:Arrhenius Account	-4,970.47
Consignments Payable:Axis Pharma Account	-302.00
Consignments Payable:BioMarin Program	142,021.22
Consignments Payable:Combimatrix Account	157.70
Consignments Payable:Fluores Probe Account	3,375.00
Consignments Payable:Gilead Sciences	34,727.00
Consignments Payable:Hologic	1,980.00
Consignments Payable:John Reed Account	5,309.25

REUZEit Inc

Statement of Cash Flows
January - December 2022

	TOTAL
Consignments Payable:Kite SAM Program	-17,142.00
Consignments Payable:Lab Fellows	-4,887.50
Consignments Payable:Leucadia Life Sciences	1,900.03
Consignments Payable:LumiraDX Account	8,176.00
Consignments Payable:Nathan Cole Account	10,545.00
Consignments Payable:Soligenix	21,226.00
Consignments Payable:SQC Labs, Inc.	1,416.00
Consignments Payable:Synthetic Biomolecules	216.00
Consignments Payable:Thermo Fisher Program	-85,322.94
Consignments Payable:Travis Beck Account	1,604.01
Consignments Payable:Yulex Account	-551.80
COVID SBA Loan Payable	-1,462.00
FSA Payable	-3,259.93
Loan Payable - Andrews Enterprises	82,792.00
Other Current Liabilities	28,164.61
Payroll Tax Payable	-10,878.19
Sales Tax Payable	-21,013.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-879,269.42**
Net cash provided by operating activities	**$ -1,264,116.24**
INVESTING ACTIVITIES	
Forklift	-1,754.37
Furniture & Equipment	-6,221.11
Intangible Assets:Intangible Assets - Auction	-21,309.00
Intangible Assets:Intangible Assets - CXML	-41,971.49
Intangible Assets:Intangible Assets - ERP	-215,922.15
Intangible Assets:Intangible Assets - GHG R&D	-14,817.63
Tenant Improvement Allowance	97,822.48
VM Building Improvements	-973.53
Net cash provided by investing activities	**$ -205,146.80**
FINANCING ACTIVITIES	
CIT Capital Loan	-13,556.89
European Expansion	11,663.04
Loan from Shareholders	-99,899.37
SBA Loan - FCB	1,370,446.39
Common Stock - Start Engine	147,067.56
Owner's Draw & Personal Expenses	-3,064.30
Net cash provided by financing activities	**$1,412,656.43**
NET CASH INCREASE FOR PERIOD	**$ -56,606.61**
Cash at beginning of period	386,423.48
CASH AT END OF PERIOD	**$329,816.87**

NOTE 1 – NATURE OF OPERATIONS

REUZEit Inc. was formed on October 13, 2020 ("Inception") in the State of California. The financial statements of REUZEit Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Temecula, California.

REUZEit Inc. is a Surplus Asset Management Company. It provides turnkey solutions and services for Surplus Assets to its Life Science clients. These solutions and services include lab clear outs, retrievals, pickups, redeployments, recycling, reverse logistics and sales of equipment. All of these sales and services are tracked and reported to its clients on the company's proprietary IT platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue on an accrual basis. It recognizes revenue from equipment sales upon shipment of the equipment and from services when the service has been performed.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the states it does business in. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company filed an extension for its Federal and California 2022 taxes and therefore taxable income and total taxes are not known at the time of this filing. Estimates at this time show the 2022 tax liability will not be material. This is also noted on the CEO Financial Certification document.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has an SBA loan underwritten by First Citizens Bank. The original amount of the loan was $1,400,000 payable on a 10-year term. The outstanding balance on December 31, 2022, was $1,370,446.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is involved in discussions with three former employees regarding outstanding claims for purported damages. The Company believes that it will settle these claims without any material damages.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock. As of December 31, 2022, the company has currently issued zero shares of our common stock. The Company has authorized and created

a Phantom Stock Benefit Plan to provide incentives to its key stakeholders, details of which are in the notes to the Stockholder Equity Statement

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has four material related party transactions which are included in its Balance Sheet as of December 31, 2022. One is a $564,442 loan to REUZEit BV. REUZEit BV is a related party owned by one of REUZEit Inc founders. Based in the Netherlands, REUZEit BV sells and performs services similar to REUZEit, Inc in EMEA. The second is a $111,182 loan payable to Andrews Enterprises which is a related party owned by both REUZEit Inc founders. The third is a long-term liability of $89,416 to one of the REUZEit Inc founders for the expansion of the company's operations in Europe. The fourth is a long-term liability of $69,824 to one of REUZEit Inc founders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

REUZEit Inc. Statement of Stockholders Equity

	Preferred Stock		Common stock		Additional Paid-in	Accumulated Deficit	Total Stockholders'
	Shares	Amount	Shares	Amount			
Inception (Stockholders Equity Balance 1/1/2020)	-	$ -		$ -	$ -	$ -	$ 63,335.00
Issuance of founders stock*	-	-	50,000,000	-	-	-	-
Phantom Stock Grants*	-	-	1,253,653	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	752,251	752,251
Stockholders Equity December 31, 2020	-	$ -	48,746,347	$ -	$ -	$ 752,251	$ 815,586
Phantom Stock Grants*	-	-	1,343,594	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(279,370)	(279,370)
Stockholders Equity December 31, 2021	-	$ -	47,402,753	$ -	$ -	$ 472,881	$ 536,216
Phantom Stock Grants*	-	-	880,574	-	-	-	-
Start Engine Campaign*	-	-	246,198	-	147,068	-	147,068
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(387,912)	(387,912)
Stockholders Equity December 31, 2022	-	$ -	46,275,981	$ -	$ 147,068	$ 84,969	$ 295,372

Statement Notes:
* 50,000,000 Founders Shares were authorized by the Board on October 13th, 2020 when the Company established itself as a C Class Corporate entity
*The company authorized and created a Phantom Stock Benefit Plan in Q4 of 2020 for key employees and stakeholders
* The Board authorized 10,000,000 shares of Common Shares for Stock Option Plan (which are being used for the Phantom Share Program)
*The following Phantom Shares have been issued since the inception of the plan:
--2020- 1,253,653 shares granted
--2021- 1,343,594 shares granted
--2022- 880,574 shares granted
-Start Engine Crowd Funding Campaign- 246,198 shares of common stock were sold in the Start Engine Crowd Funding Campaign in Q4 2022 and Q1 2023, which raised $147,068 which is reflected as "Paid in Capital" in this statement

CERTIFICATION

I, Justin Andrews , Principal Executive Officer of REUZEit, Inc., hereby certify that the financial statements of REUZEit, Inc. included in this Report are true and complete in all material respects.

Justin Andrews

CEO